300 North LaSalle Chicago, Illinois 60654
Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2075 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

October 19, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Pamela Long
Dietrich King
Jessica Dickerson
Nudrat Salik
Rufus Decker

Re:	GSE Holding, Inc. Registration Statement on Form S-1 (SEC File No. 333-175475), filed July 11, 2011

Ladies and Gentlemen:

GSE Holding, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 filed on July 11, 2011 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated August 4, 2011, from the staff of the Securities and Exchange Commission (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement.  Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

October 19, 2011

General

1.                                       We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response:  The Company acknowledges the Staff’s comment and will revise the Registration Statement to include a price range in a subsequent pre-effective amendment.  The Company intends to provide this information to the Staff sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such information and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such information.

2.                                       As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response:  The Company acknowledges the Staff’s comment and confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until it has included an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range and all other information except information it may exclude in reliance upon Rule 430A.

3.                                      Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response:  The Company acknowledges the Staff’s comment and confirms its understanding that FINRA must provide notice of clearance of the underwriting arrangements for the offering before the Staff will declare the Registration Statement effective.

Securities and Exchange Commission

October 19, 2011

4.                                       We encourage you to file all exhibits, including your legal opinion and form of underwriting agreement, with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

Response:  The Company acknowledges the Staff’s comment and intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

Table of Contents

5.                                       Please move the dealer prospectus delivery obligation to the back cover of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the outside back cover page of the prospectus to include the dealer prospectus delivery obligation.

Market and Industry Data, page 1

6.                                       Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosures in the filing. Additionally, please disclose whether the information in these reports represents the most recently available data and, therefore, remains reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. We may have additional comments after we review your response.

Response:  In response to the Staff’s comment, the Company is supplementally submitting under separate cover copies of all reports containing industry, market and competitive position data cited in the Registration Statement.  With respect to the reports that are not public or are accessible on a subscription basis only, the Company has requested confidential treatment of such reports pursuant to the provisions of 17 C.F.R. § 200.83.  As requested, each report has been clearly marked to identify the specific information cited in the Registration Statement and cross-referenced to the relevant pages of the Registration Statement on which such information appears.

In addition, the Company has revised the disclosure on page 1 of the Registration Statement to indicate that the data in the reports cited represents the most recently available data of which the Company is aware and to disclose that it commissioned the report by Alvarez & Marsal Private Equity Performance Improvement Group, LLC (the “A&M Report”), which was prepared in connection with the Registration Statement.

Securities and Exchange Commission

October 19, 2011

Lastly, the Company supplementally advises the Staff that with the exception of the A&M Report, with respect to which the Company previously filed a consent as Exhibit 23.3 to the Registration Statement, the sources cited are widely available to the public, either for free or for a subscription fee (and the Company and/or the underwriters for this offering have paid these preset fees, but nothing more).  In addition, with the exception of the A&M Report, these sources were not specifically prepared or certified for use in connection with the Registration Statement, nor have any of these sources prepared or certified any portion of the Registration Statement.  Accordingly, the Company respectfully submits that it is not required to file a consent with respect to these sources under Rule 436 of Regulation C or Section 7 of the Securities Act.

7.                                       We note your statements that you “have not independently verified market and industry data from third-party sources” and that certain internal research and definitions have not been verified by independent sources. By including these statements in the prospectus, you are reasserting the statements that were initially made by the referenced third parties, and your belief as to the accuracy and reliability of these statements is implied through the prospectus disclosure of such information. As such, please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented.

Response:  In response to the Staff’s comment, the Company has revised pages 1 and 2 of the Registration Statement to remove the identified statements.

Prospectus Summary, page 3

8.                                       Please provide us with supplemental support for the following statements on page 3:

•                  We are the leading global provider of highly engineered geosynthetic containment solutions for environmental protection and confinement applications.

•                  We are one of a few providers with the full suite of products required to deliver customized solutions for complex projects on a global basis, including geomembranes, drainage products, geosynthetic clay liners, or GCLs, nonwoven geotextiles, and specialty products.

•                  We believe that we have a strong brand name that is known in the industry for quality, reliability and innovation, each of which are critical factors when purchasing a product that is often required to last in perpetuity.

•                  We are one of a few providers that possess the manufacturing capabilities and product breadth to develop solutions that meet the specific performance and regulatory standards required to supply large, complex projects on a global basis.

Securities and Exchange Commission

October 19, 2011

Response:  In response to the Staff’s comment regarding the first identified statement, the Company is supplementally submitting under separate cover a copy of the A&M Report, which contains information in support of this statement, and has requested confidential treatment of the report pursuant to the provisions of 17 C.F.R. § 200.83.  To expedite the Staff’s review, the Company has clearly marked the report to highlight the applicable portion thereof.

With respect to the second identified statement, the A&M Report identifies Agru, Solmax and Hui Kwang as the Company’s primary competitors for 2011.  The Company reviewed publicly available information on these competitors’ websites, which provide the following information:

•                  Agru’s geosynthetic liner products include a HDPE and LLDPE smooth liners, HDPE and LLDPE textured liners, HDPE and LLDPE drain liners, HDPE and LLDPE Super Gripnet® liners, concrete protective liner, geonet and geocomposite (see www.agruamerica.com/prod.htm).

•                  Solmax’s geosynthetic liner products include a polyethylene geomembrane, prefabricated PVC geomembrane, concrete protection liner and EIA geomembrane (see www.solmax.com/index.php?module=CMS&func=view&id=35).

•                  Hui Kwang’s geosynthetic liner products include a HDPE and VFPE smooth geomembrane, HDPE and VFPE textured geomembrane, smooth geocell and textured geocell (see http://www.huitex.com/huitex/index.htm).

In contrast, the Company produces a greater number of geosynthetic liners, as disclosed on pages 86 and 87 of the Registration Statement.

With respect to the third identified statement, the Company has revised the disclosure on pages 3 and 79 of the Registration Statement accordingly.

With respect to the fourth identified statement, the Company’s product breadth compared to that of its primary competitors for 2011 is set forth above.  In addition, the publicly available websites of these competitors disclose the following information regarding their manufacturing capabilities:

•                  Agru’s products are produced in Austria and the United States (see http://www.agruamerica.com/serv.htm).

•                  Solmax’s plant is located in Canada (see http://www.solmax.com/index.php?module=CMS&func=view&id=43).

Securities and Exchange Commission

October 19, 2011

•                  Hui Kwang has facilities in Taiwan, Thailand, Hong Kong and China (http://www.huitex.com/huitex/HUITEX/About%20HUITEX.htm).

In contrast, the Company implements seven manufacturing processes located at its seven locations around the world that produce its products, as disclosed on pages 90 and 91 of the Registration Statement.

9.                                       In the summary, and throughout the prospectus, please disclose the measure or measures by which you are “the leading global provider of highly engineered geosynthetic containment solutions for environmental protection and confinement applications.” To the extent that you make similar statements elsewhere in the prospectus about your leadership position, please revise those statements, accordingly, too.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 47 and 79 of the Registration Statement accordingly.

10.                                 Please ensure that the information you provide in your summary is balanced. For example, you emphasize that you are “the leading global provider of highly engineered geosynthetic containment solutions” and “one of a few providers with the full suite of products required to deliver customized solutions for complex projects on a global basis,” but you do not address that in each of the last three fiscal years, you have had a net loss, you have a recent history of variable revenues, or you are carrying approximately $174 million in debt. Please revise your summary accordingly.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 7 of the Registration Statement to ensure that the information provided in the prospectus summary is balanced.  The Company has also made conforming changes on pages 80 and 83 of the Registration Statement.

11.                                 In the first paragraph on page 4, please explain what you mean by the term “blue-chip companies.”

Response:  In response to the Staff’s comment, the Company has revised the sentence on pages 4 and 79 of the Registration Statement that currently references “blue-chip companies” to instead reference “large, well-established and well-known companies.”

12.                                 Please revise your disclosures throughout the filing to give more prominence to your U.S. GAAP results and ensure that you have disclosed your U.S. GAAP results whenever you present Non-GAAP results. For example, on page 4, you disclose adjusted EBITDA and

Securities and Exchange Commission

October 19, 2011

adjusted gross margin without mentioning the comparable U.S. GAAP financial measures. Please also provide a reconciliation of adjusted gross margins to the comparable U.S. GAAP financial measure, or reference the pages where the reconciliation can be found.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 80 of the Registration Statement to give more prominence to its U.S. GAAP results and ensure that it has disclosed its U.S. GAAP results whenever it presents non-GAAP results.  In addition, the Company has provided a reconciliation of adjusted gross margin to the comparable U.S. GAAP financial measure on pages 13 and 45 of the Registration Statement.

Summary Historical Consolidated Financial and Operating Data, page 12

13.                                 In note (2) to the table, please provide a reconciliation between adjusted gross margin and the comparable U.S. GAAP financial measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please provide similar disclosures in your table of selected historical consolidated financial and operating data on page 37.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the summary and selected historical consolidated financial and operating data tables on pages 13 and 45 of the Registration Statement to provide a reconciliation between adjusted gross margin and the comparable U.S. GAAP financial measure.

Risk Factors, page 15

14.                                 On page 22, you state that you expect to use cash flow from operations to pay expenses and principal and interest on indebtedness. Please disclose that you have not generated cash flows from operations for the three months ended March 31, 2011, the year ended December 31, 2010, and the year ended December 31, 2008. In light of this, please also disclose your basis for expecting that cash flows from operations will be available in the immediate future for these purposes, particularly the repayment of debt.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 23 of the Registration Statement to explicitly address these historical results and future expectations of cash flow.

Capitalization, page 33

15.                                 In the notes above the capitalization table, please also disclose the significant terms of the refinancing transactions as well as the equity issuances pursuant to bonus letter agreements and the exercise of options.

Securities and Exchange Commission

October 19, 2011

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Registration Statement to set forth the significant terms of the equity issuances pursuant to bonus letter agreements.  With respect to the Refinancing Transactions and the exercise of options, the Company respectfully advises the Staff that the effect of the Refinancing Transactions is already reflected in the balance sheet data as of June 30, 2011 which appears in the capitalization table and that a final determination as to the identity of the selling security holders has not yet been made.  Once a final determination as to the identity of the selling security holders has been made, the Company confirms that it will include disclosure regarding the material terms of the options as requested by the Staff’s comment.

16.                                 Please clearly show in the notes to the capitalization table how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. In a similar manner, please clearly show how you arrived at the adjusted amounts provided elsewhere in the filing, including the as adjusted balance sheet amounts provided on page 13 and the pro forma contractual obligations table on page 60.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 34, 46, 69 and 70 of the Registration Statement to clearly show how it arrived at each adjusted amount and to discuss any significant assumptions and estimates used to arrive at the adjusted amounts.

17.                                 In light of the refinancing transaction and your intention to use a portion of the net proceeds of this offering to repay debt, please provide pro forma financial information pursuant to Rules 11-01 and 11-02 of Regulation S-X. Your pro forma financial information shall include a pro forma balance sheet, pro forma statements of operations, and accompanying explanatory notes. In a similar manner to your capitalization table, please present three columns, which include the actual amounts reported, as adjusted amounts for the refinancing transactions, and the as adjusted amounts for the refinancing transactions and this offering. Please clearly show how you arrive at each pro forma amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For your pro forma earnings per share amounts, please also provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary. We remind you that only those offering shares used to repay debt should be included in the denominator used to compute pro forma earnings per share. Please disclose how many offering shares were included in your computation and how many were excluded, and explain why. Please also disclose any shares not included for anti-dilution reasons.

Securities and Exchange Commission

October 19, 2011

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 37-42 of the Registration Statement to include pro forma financial statements and accompanying explanatory notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Cost of Products, page 41

18.                                 Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products line item. If you currently exclude a portion of these costs from cost of products, please disclose:

•                  in a footnote, the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                  in MD&A, that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure on page 48 of the Registration Statement to indicate that it classifies the vast majority of the costs it incurs in purchasing, receiving, storing and maintaining its inventory within cost of products on its consolidated statement of operations.

With respect to the other portions of the Staff’s comment, the Company supplementally advises the Staff that it does not believe that further disclosure is warranted, due to the immaterial nature of the relevant expenses that are not included within cost of products.  The Company’s applicable distribution network costs include, but are not limited to, freight-in, receiving, inspection, warehousing and internal transfer costs, the vast majority of which are recorded in cost of products.  However, there is a de minimis portion of such costs, relating to certain procurement department expenses, which are not reflected within cost of products, but rather within selling, general and administrative expenses (“SG&A”).  The Company supplementally advises the Staff that in terms of magnitude, network distribution costs that are classified within SG&A represented less than 0.2% of total cost of products sold and approximately 1.0% of total consolidated SG&A in each of the respective periods presented.  As such, given the immateriality of the procurement department expenses to the relevant line items in its consolidated statement of operations, the Company believes that additional details related to the quantification and

Securities and Exchange Commission

October 19, 2011

classification of these costs or a potential lack of comparability with other entities would not be meaningful.

Results of Operations, page 44

19.                                 Please better quantify each of the factors that contributed to significant fluctuations in your segment results of operations discussion in a similar manner to your consolidated results of operations discussion. For example, in your discussion of North American and International sales, please quantify the extent to which changes in sales prices and changes in volumes sold contributed to fluctuations. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Registration Statement to better quantify each of the factors that contributed to significant fluctuations in its segment results of operations discussion in a similar manner to its consolidated results of operations discussion.

Three Months Ended March 31, 2011 . . . , page 44

Cost of Products, page 45

20.                                 Please revise your disclosure to indicate the extent to which the increase in cost of products was attributable to the increase in volume shipped and the extent to which the increase in cost of products was attributable to the increase in raw material costs. This comment also applies to your disclosure in the “Cost of Products” sections on pages 47 and 50. Refer to Item 303 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 59 of the Registration Statement to indicate the extent to which the increase in cost of products was attributable to the increase in volume shipped and the extent to which the increase in cost of products was attributable to the increase in raw material costs.

Gross Profit, page 45

21.                                 Your gross profit percentage for the three months ended March 31, 2011 was 16.3% compared to 5.1% for the three months ended March 31, 2010. Please address the following:

•                  You state that the increase in gross profit was the result primarily of improved pricing and supply chain practices. Please disclose in more detail how you were able to significantly increase your gross profit as a result of improved pricing and supply chain practices;

Securities and Exchange Commission

October 19, 2011

•                  Please disclose whether you expect your gross profit percentage to continue to remain at levels consistent with the three months ended March 31, 2011;

•                  Compared to the gross profit percentage for the year ended December 31, 2009 of 12.3% and the gross profit percentage for the year ended December 2010 of 12.9%, the gross profit percentage for the three months ended March 31, 2010 appears significantly lower. Please expand your disclosures to address the factors which caused this; and

•                  Please expand your disclosures to discuss any other significant fluctuations in your gross profit percentages from period to period, including significant changes in the gross profit percentages of each of your segments.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Registration Statement to address the comments relating to its gross profit percentages set forth above.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 47

22.                                 Resin-based material accounts for 72.3% of your cost of products for the year ended December 31, 2010 and 70% for the year ended December 31, 2009. Your ability to both manage the cost of resin purchases as well as pass fluctuations in the cost to your customers is critical to your profitability. In this regard, please disclose the impact of changes in the cost of resin on your revenues and gross margin each period.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Registration Statement to describe the impact of changes in the cost of resin on its revenues and gross margin each period.

23.                                 Your effective income tax rates were 14.7% for the year ended December 31, 2010 and 29.5% for the year ended December 31, 2009. Your effective income tax rates were (12.8%) for the three months ended March 31, 2011 and (0.4%) for the three months ended March 31, 2010. You discuss why the effective income tax rates are different from the U.S. federal statutory rates but do not discuss the factors which caused changes in your effective tax rates from period to period. Please expand your discussion.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure on page 57 of the Registration Statement to discuss the factors which caused changes in its effective tax rates from period to period.

24.                                 Please include a discussion of each segment’s Adjusted EBITDA in addition to your current discussion of each segment’s gross profit.

Securities and Exchange Commission

October 19, 2011

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 58 and 61 of the Registration Statement to include a discussion of each segment’s Adjusted EBITDA in addition to the existing discussion of each segment’s gross profit.

Liquidity and Capital Resources, page 53

25.                                 You rely on cash flows from operations as your primary source of liquidity. You believe that cash generated from operations and the availability of borrowings under your senior secured credit facilities and other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures, and scheduled interest payments on your indebtedness for at least the next 12 months. Please expand your discussion to address how you determined that cash flows from operations are your primary source of liquidity in light of having recorded net cash used rather than provided by operating activities for continuing operations for the three months ended March 31, 2011, the year ended December 31, 2010, and the year ended December 31, 2008. Your disclosures indicate that you have approximately $20 million available under your financing arrangements. Please also address the sufficiency of this availability given your current liquidity requirements.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement to state that the Company relies on borrowings under its Senior Secured Credit Facilities and other financing arrangements as its primary source of liquidity.

26.                                 Please discuss significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. For example, your cash and cash equivalents balance went from $15.2 million at December 31, 2010 to $7.6 million at March 31, 2011.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 68 of the Registration Statement to discuss significant changes in its sources and uses of cash from period to period and the impact of these changes on its liquidity and capital resources.

27.                                 Please disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Registration Statement to disclose that it is not dependent upon this offering to meet its liquidity needs for the next 12 months.

Securities and Exchange Commission

October 19, 2011

Cash and Cash Equivalents, page 54

28.                                 Please discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Please also disclose, if true, that you are permanently reinvesting these foreign amounts outside the U.S. and do not intend to repatriate the foreign amounts. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Registration Statement to state that it has not historically repatriated the earnings of any of its foreign subsidiaries, but if it were to do so in the future, it would be subject to U.S. income taxes upon the distribution of cash to it from its non-U.S. subsidiaries.

The Refinancing Transactions; Description of Long-Term Indebtedness, page 54

29.                                 Please identify the lenders under your Senior Secured Credit Facilities.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Registration Statement to identify the lenders under its Senior Secured Credit Facilities.

Senior Notes, page 56

30.                                 We note your statement that you “will redeem the remaining outstanding notes on July 11, 2011.” Please revise the disclosure in this section to discuss the current status of these notes.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Registration Statement to indicate that the Company redeemed the remaining outstanding notes on July 11, 2011.

Contractual Obligations, page 59

31.                                 In note (2) to the actual and pro forma contractual obligations table as of December 31, 2010, please disclose how you arrived at the interest payments amounts, including the assumptions you used.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of the Registration Statement to describe how it arrived at the interest payment amounts, including the assumptions it used.

Securities and Exchange Commission

October 19, 2011

Critical Accounting Policies and Estimates

Goodwill, page 63

32.                                 In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please address the following:

•                  You determined that the market and income approaches were the most appropriate methods for estimating the fair value of each reporting unit. Please disclose how you weight each of these methods used to value goodwill, including the basis for that weighting;

•                  Please disclose how the methodologies used for valuing goodwill in the current year have changed since the prior year; and

•                  For the income approach, you use the discounted cash flow method and consider such factors as sales, depreciation, amortization, capital expenditures, incremental working capital requirements, tax rate and discount rate. Please address your consideration of your recurring net losses from continuing operations in your goodwill impairment analysis.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Registration Statement to address the comments relating to its accounting for goodwill set forth above.

With respect to the Staff’s comment regarding the Company’s consideration of recurring net losses from continuing operations in its goodwill impairment analysis, the Company supplementally advises the Staff of the following:

•                  The results of operations used in the Company’s discounted future cash flow analysis take into account the Company’s current cost structure, which is the result of restructuring and productivity improvement programs adopted in the fourth quarter of 2009.  The restructuring and productivity improvement programs are described further in note 3, “Discontinued Operations — Other Actions,” to the Company’s audited consolidated financial statements.

•                  Interest on long-term debt is a significant expense contributing to the Company’s recurring net losses from continuing operations.  Loss from continuing operations of $12.0 million and $10.8 million in 2010 and 2009, respectively, included interest expense of $19.5 million and $19.2 million in the same periods.  The discounted future cash flow analysis employs the weighted average cost of capital to unlevered cash flows.  As such, the fair value estimated using the discounted future cash flow analysis includes the value of the equity and debt.

Securities and Exchange Commission

October 19, 2011

33.                                 You determined your reporting units to be Europe & Africa, North America, Asia-Pacific, and Latin America. You state that your reporting units are one level below your operating segments. It appears that your reporting units are the same as your operating segments rather than one level below. Please advise, or revise your disclosure to state, if true, that your operating segments are your reporting units. Please also clarify which reporting unit the Middle East is included in and your basis for aggregating it with another reporting unit, if applicable.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Registration Statement to state that its reporting units are the same as its operating segments and to clarify that no goodwill has been allocated to the Middle East.

Business, page 68

Competition, page 83

34.                                 We note your statement that “[you] are one of the few companies that offer multiple types of geosynthetic products.” We further note that you identify by name only one primary competitor. Please either tell us why you have named only a single competitor when it appears that you have more than one competitor offering multiple types of geosynthetic products or revise your disclosure appropriately.

Response:  The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company has only one competitor, Agru, with a global market reach and product offering that are comparable to those of the Company.  The Company believes that it holds 24% of the market share of the global geosynthetics market, that Agru holds 11% of the market share and that the Company’s next largest competitor holds only 4% market share.  In addition, the Company believes that all other participants in the geosynthetics industry have a narrower geographic or product focus.  The Company respectfully submits that disclosure of the Company’s smaller competitors, which offer only one or a few product types and/or lack a global presence, would not provide meaningful additional information to prospective investors.

Management, page 85

Our Executive Officers, page 85

35.                                 For each of your executive officers, please disclose the terms during which they held the positions you identify in their biographies. Additionally, please identify the companies for which Ms. Champagne previously worked. Refer to Item 401 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 96-98 of the Registration Statement to disclose for each of its executive

Securities and Exchange Commission

October 19, 2011

officers the terms during which they held the positions identified in their biographies, as well as the companies for which Ms. Champagne previously worked.

Corporate Governance, page 89

Audit Committee, page 89

36.                                 You reference Mr. Griffin in the second paragraph. Please clarify whether he is a member of the audit committee as your other disclosures indicate that he is not such a member.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Registration Statement to clarify that Mr. Griffin is not a member of the audit committee.

Director Compensation, page 91

37.                                 You state that, effective June 20, 2011, “a committee chairman annual retainer of $10,000 remained in place for the chairman of the audit committee.” However, disclosure on the same page states that committee chairmen received an annual retainer of $5,000 during 2010. Please revise your disclosures to clarify whether the audit committee chairman received $5,000 or $10,000 in 2010.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement to clarify that the audit committee chairman received an annual retainer of $5,000 in 2010 and that the non-employee director compensation fee structure changed effective June 20, 2011.

Stockholders Agreement, page 91

38.                                 We note your statement that the Stockholders Agreement will remain in effect after the offering. Please disclose the term through which the Stockholders Agreement will remain in effect.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the term through which the Stockholders Agreement will remain in effect after the offering has not yet been determined.  The Company intends to amend the Stockholders Agreement prior to the effectiveness of the Registration Statement and the Stockholders Agreement, as amended, will include such information.  The Company will file the amended Stockholders Agreement with a subsequent pre-effective amendment to the Registration Statement and will revise the disclosure to state the term through which the Stockholders Agreement will remain in effect.

Securities and Exchange Commission

October 19, 2011

Executive Compensation, page 93

Compensation Discussion and Analysis, page 93

Elements of Compensation, page 94

Performance-Based Cash Incentive Awards, page 95

39.                                 On page 96, you identify individual performance goals for Mr. Arnold and Mr. Taylor. Please disclose how the compensation committee determined the percentage level of achievement for these goals.

Response:  In response to the Staff’s comment, the Company has revised page 107 of the Registration Statement to provide additional disclosure regarding the methodology used by the compensation committee in determination of the percentage level of achievement of goals for Messrs. Arnold and Taylor.

40.                                 Please disclose whether company objectives and individual performance goals are considered together when awarding performance-based cash incentive awards or whether awards are made pursuant to company objectives and then pursuant to individual performance goals without regard to any formula that considers both company objectives and individual performance goals.

Response:  In response to the Staff’s comment, the Company has revised page 106 of the Registration Statement to further clarify the methodology used when awarding performance-based cash incentive awards to indicate that the performance-based cash incentive awards are made pursuant to Company objectives and then pursuant to individual performance goals with equal weighting generally given to each.

Bonus Letter Agreements, page 96

41.                                 Your disclosure here indicates that only Mr. Arnold would be entitled to an equity bonus (as distinguished from a cash payment). Elsewhere in the registration statement (e.g., pages 11, 116, II-2), you indicate that shares of your common stock will be issued immediately prior to the closing of the offering to certain of your named executive officers pursuant to bonus letter agreements (i.e., implying that more officers than just Mr. Arnold will receive equity). Please reconcile this apparent inconsistency in your disclosure. In addition, to the extent that the bonus letter agreements provide for equity awards, please revise your disclosure to provide the material terms of those awards for each named executive officer. Please provide the disclosure on an individualized rather than aggregate basis.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Registration Statement to state that each of Messrs. McCourt, Nigh, Arnold and Taylor will be entitled to receive an equity bonus upon the consummation of the

Securities and Exchange Commission

October 19, 2011

offering pursuant to their respective bonus letter agreements.  In addition, the Company has revised the disclosure on page 108 of the Registration Statement to provide the material terms of such equity awards for each of the identified executive officers on an individualized basis.

42.                                 You indicate that you have “bonus letter agreements with four of [y]our NEOs, three of whom are currently still employed by our company,” and you provide some information about the agreements with Messrs. McCourt, Nigh and Arnold. Please identify the counter-party to the fourth agreement, and clarify whether the agreement is still in effect.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Registration Statement to note that the counterparty to the fourth bonus letter agreement is Ronald B. Crowell, the Company’s former Chief Financial Officer, and to clarify that the agreement is not still in effect because Mr. Crowell is no longer employed by the Company.

43.                                 Please tell us what consideration you have given to filing the bonus letter agreements as exhibits to the registration statement.

Response:  The Company acknowledges the Staff’s comment and has filed the bonus letter agreements with its executive officers as Exhibits 10.31-10.35 and 10.51 to the Registration Statement.

Long-Term Equity Incentives, page 97

44.                                 Please disclose briefly the compensation committee’s rationale for not making awards during 2010. In your disclosure, please be sure to discuss how this decision aligns with your compensation objectives.

Response:  In response to the Staff’s comment, the Company has revised pages 108 and 109 of the Registration Statement to provide further clarification on its rationale for not making awards during 2010 and to explain how this decision aligns with the Company’s overall compensation objectives.

Compensation Tables, page 100

Summary Compensation Table, page 100

45.                                 It is unclear why certain footnotes are attributed to the numbers presented in the “Non-equity incentive plan compensation” column for Mr. McCourt and Mr. Taylor. Please explain the connection, or revise your disclosure appropriately.

Securities and Exchange Commission

October 19, 2011

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Registration Statement.

All Other Compensation, page 101

46.                                 In footnote (C), please disclose what the amount attributed to Mr. Crowell in the “Relocation expenses and rental of living quarters” column represents.

Response:  In response to the Staff’s comment, the Company has revised footnote (C) on page 112 to disclose what the amount attributed to Mr. Crowell in the “Relocation expenses and rental of living quarters” column represents.

Employment Agreements, page 110

47.                                 Please tell us what consideration you gave to filing the employment agreements and the change in control and retention agreements with your named executive officers as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and respectfully notes that it has filed as exhibits to the Registration Statement all employment agreements and change of control and retention agreements that exist with respect to its named executive officers.

Principal and Selling Stockholders, page 115

48.                                 We note your disclosure concerning the holdings of CHS and Ms. Badawi. Please tell us how you calculated the percentage of shares beneficially owned by each of them. In this regard, we note that based on the footnote disclosure to the table, the securities held by each security holder appear to be shares of outstanding common stock.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Registration Statement to clarify that Ms. Badawi holds vested options to purchase shares of the Company’s common stock.

49.                                 Please clarify for us supplementally how the selling security holders will participate in the underwritten offering. In doing so, please address whether the securities to be sold by the selling security holders to the underwriters are currently outstanding. We note from your disclosure on page 11 that some of the securities may underlie options. Please tell us the material terms of these options, including the identity of the issuer or issuers of the options.

Response:  The Company acknowledges the Staff’s comment and supplementally advises the Staff that it has not yet made a determination as to which selling security holders will

Securities and Exchange Commission

October 19, 2011

participate in the offering.  The Company confirms that it will provide supplementally the information requested by the Staff’s comment when a final determination has been made.

Underwriting, page 130

Directed Share Program, page 133

50.                                 Please describe for us how your directed share program will work. Also, please provide us with any materials given to potential purchasers of the reserved shares.

Response:  The Company acknowledges the Staff’s comment and supplementally advises the Staff that Jefferies & Company, Inc. (“Jefferies”) has advised the Company that the procedures for the directed share program are as follows:

Names of prospective participants in the directed share program are submitted by the Company to Jefferies.  No directed share program materials are sent until a preliminary prospectus containing a price range is available.  As soon as a preliminary prospectus containing a price range is available, Jefferies sends a notice to the prospective participants.  Such notice includes (i) an indication of interest letter accompanied by the preliminary prospectus, (ii) a client questionnaire, (iii) directed share account application and information, (iv) IRS Form W-9, (v) an IPO and Voluntary Initiative Certification for FINRA and (v) a list of answers to commonly asked questions.  The written materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff and, accordingly, comply with the requirements of Rule 134.  The Company is supplementally submitting under separate cover copies of these materials and has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

Prospective recipients of reserved shares are determined after reviewing the account application and other responses contained in such documentation.  Prospective purchasers are instructed not to send payment when returning the indication of interest letter.  In addition, prospective purchasers are not committed to buy shares when they return the indication of interest letter.  Such letter specifically states that “Your indication of interest in buying shares does not constitute an agreement on your part to buy shares or an agreement on the part of the Company or the underwriters to sell any shares to you.”  Purchasers become committed only after the offering is priced and a Jefferies representative offers the shares at the specific price and the purchaser confirms his or her interest and accepts the offer.  Shares and money are not transferred until after such confirmation is received.

The exact number of reserved shares available to prospective purchasers is generally determined prior to, but not later than, the time of the pricing and is a function of (i) the number of prospective purchasers who have indicated an interest, (ii) the limit indicated

Securities and Exchange Commission

October 19, 2011

by the participant, (iii) the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and (iv) the ultimate size of the offering, which is determined at the time of pricing.

In order to receive reserved shares, an account must be opened with Jefferies.  Participants in the directed share program will not be charged a fee to open an account with Jefferies and/or to buy shares at the IPO price.

The Company has not yet determined whether all recipients of reserved shares will be required to furnish to the underwriters a lock-up agreement.  However, consistent with FINRA Rule 5131(d)(2)(A), the lock-up agreements signed by the Company’s directors and officers will apply to any shares that such individuals purchase in the Company’s directed share program.

Affiliations and Conflicts of Interest, page 134

51.                                 We note your disclosure concerning Jeffries & Company’s Rule 5121 conflict. Please place this disclosure in a separately captioned subsection of your underwriting disclosure.  In addition, please tell us why you have included the conflicts parenthetical in the Underwriting heading.

Response:  In response to the Staff’s comment, the Company has revised the disclosure under the heading “Underwriting” on page 145 of the Registration Statement to include the disclosure concerning Jefferies’ Rule 5121 conflict in a separately captioned subsection.  In addition, the Company supplementally advises that Staff that it included the conflicts parenthetical in the Underwriting heading in compliance with FINRA Rule 5121.  When an underwriter has a “conflict of interest” within the meaning of FINRA Rule 5121(a), the rule requires that the prospectus must include “prominent disclosure of the nature of the conflict of interest.”  Rule 5121(f)(10) states, in relevant part:

“A member may make ‘prominent disclosure’…by : (A) providing the notation ‘(Conflicts of Interest)’ following the listing of the Plan of Distribution in the Table of Contents section required in Item 502 of SEC Regulation S-K, and by providing such disclosures in the Plan of Distribution section required in Item 508 of SEC Regulation S-K and any Prospectus Summary section required in Item 503 of SEC Regulation S-K.”

Since Rule 5121(f)(10) requires the notation “(Conflicts of Interest)” to be included after the title of the section that describes the plan of distribution in the Table of Contents of the prospectus, the Company believes that it is consistent to use the same notation for the Underwriting heading.  The Company notes that this approach is consistent with other offerings that have been subject to Rule 5121.

Securities and Exchange Commission

October 19, 2011

Financial Statements

General

52.                                 Page 11 indicates that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the Company’s Board of Directors has not yet determined the ratio for the stock split or approved the stock split.  Upon approval of the stock split by the Board of Directors, the Company will revise its financial statements and its disclosures throughout the Registration Statement to give retroactive effect to the stock split.  At that time, the Company’s auditors will include the appropriate report.  The Company will not circulate the preliminary prospectus until this information is available.

53.                                 Please ensure that your financial statements and corresponding financial information throughout the filing comply with Rule 3-12 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has revised the Registration Statement to provide updated financial information in accordance with Rule 3-12 of Regulation S-X and has filed as Exhibit 23.2 an updated consent for the independent registered public accounting firm’s report.

Consolidated Statements of Cash Flows, page F-6

54.                                 Your reconciliation to net cash provided by (used in) operating activities begins with net loss only attributable to GSE Holding, Inc. Given that net income as referred to in ASC 810-10-65-1(b)(2) also includes net income attributable to noncontrolling interests, please begin your reconciliation pursuant to ASC 230-10-45-29 with net loss as presented on your consolidated statements of operations rather than net loss attributable to GSE Holding, Inc. Please also provide the disclosures required by ASC 810-10-50-1A(d).

Response:  In response to the Staff’s comment, the Company has revised the Statement of Cash Flows on page F-6 of the Registration Statement to begin its reconciliation pursuant to ASC 230-10-45-29 with net loss as presented on its consolidated statements of operations rather than net loss attributable to GSE Holding, Inc. and to provide the disclosures required by ASC 810-10-50-1A(d).

Securities and Exchange Commission

October 19, 2011

Notes to the Financial Statements

General

55.                                 Please provide us with an analysis of all equity issuances since July 1, 2010 as well as any planned equity issuances, including those to your executive officers pursuant to bonus letter agreements and to certain selling stockholders disclosed on page 33. For each transaction,

•                  identify the parties, including any related parties;

•                  the purpose of the issuance;

•                  how you accounted or will account for the issuance;

•                  the nature of any consideration;

•                  the fair value and your basis for determining the fair value; and

•                  Indicate whether the fair value was contemporaneous or retrospective.

•                  To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

•                  For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Response:  The Company acknowledges the Staff’s comment and supplementally advises the Staff that all equity issuances since July 1, 2010 were in the form of employee stock options and were issued as a component of the employee’s compensation.

The Company advises the Staff that it accounts for share-based payments to employees in accordance with ASC 718, Compensation — Stock Compensation, which requires that share-based payments (to the extent they are compensatory) be recognized in the Company’s consolidated statements of operations based on their fair values.

The Company acknowledges the Staff’s comment with respect to the determination of fair value for each option award and will supplementally provide to the Staff the requested information at a later date.

Securities and Exchange Commission

October 19, 2011

Note 2. Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page F-8

56.                                 Please expand your disclosures to address the following:

•                  Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25 as well as ASC 350-30-35-15 through 28;

•                  You assess impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying values may be impaired. Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances. Please address your consideration of your recurring losses from continuing operations and net cash used in operating activities for the period ended March 31, 2011, the year ended December 31, 2010, and the year ended December 31, 2008 in determining whether an assessment should be performed; and

•                  To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total stockholders’ equity, please provide the following disclosures related to those assets or asset groups:

•                  The percentage by which the undiscounted cash flows exceed the carrying value;

•                  The carrying value of these assets;

•                  A description of the assumptions that drive the undiscounted cash flows;

•                  A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•                  A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Securities and Exchange Commission

October 19, 2011

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure on page F-9 of the Registration Statement to address how the Company groups its assets for the purpose of determining whether an impairment exists and how it determines when such assets should be tested for impairment.

With respect to the Staff’s comment regarding the Company’s consideration of its recurring losses from continuing operations and net cash used in operating activities for the three-month period ended March 31, 2011, the year ended December 31, 2010 and the year ended December 31, 2008 in determining whether an impairment assessment should be performed, the Company supplementally advises the Staff of the following:

•                  Interest on long-term debt was a significant expense contributing to the Company’s consolidated recurring net losses from continuing operations in these periods.  For example, losses from continuing operations of $12.0 million, $10.8 million and $1.2 million in 2010, 2009 and 2008, respectively, included net interest expense of $19.5 million, $19.2 million and $20.8 million in the same periods.  While the Company generally considers recurring losses and net operating cash outflows to be indicators of potential impairment, given that these historical recurring losses were driven by the magnitude of net interest expense and not by the ongoing manufacturing, sales and distribution operations in which the underlying long-lived assets were used, the Company did not consider these instances of consolidated losses and net cash used in operations to be indicators of impairment of such assets.  Furthermore, the Company believes this approach is consistent with the guidance in ASC 360-10-35-29, which specifically prohibits the inclusion of interest expense in assessing the recoverability of long-lived assets, on the basis that interest relates to financing cash outflows, not the cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the assets.

•                  Despite the recurring consolidated net losses during each of these periods for the reasons identified above, there were no recurring operating losses at either an operating or a reportable segment level, or within any of the components of those segments.

•                  As evidence that the Company has considered and applied the guidance in ASC 360-10, with respect to impairment of long-lived assets, it has evaluated the assets of various operations for recoverability and determined, based on those evaluations, that such assets were not recoverable, resulting in previously reported impairment charges.  For example, the Company recorded impairment charges of $0.8 million

Securities and Exchange Commission

October 19, 2011

in 2010 and $0.2 million in 2008 related to long-lived assets used in its GSE UK and GeoSport operations (both discontinued operations), respectively, which are disclosed in note 3, “Discontinued Operations,” to the Company’s audited consolidated financial statements.

With respect to the Staff’s comment regarding the extent that any of the assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values in cases where an impairment of these asset amounts, in the aggregate or individually, could materially impact its operating results or total stockholders’ equity, the Company does not believe that such disclosure is warranted on the basis that recoverability assessments were not undertaken in these periods.  As detailed above, the Company did not believe that the circumstances in each of the periods presented within its financial statements represented indicators of potential impairment of long-lived assets.  Therefore, the Company was not required to test such assets for recoverability and, as such, has not determined the extent by which the undiscounted cash flows of long-lived assets or asset groups exceeded the respective carrying values.

Revenue and Cost Recognition, page F-10

57.                                 Please disclose your revenue recognition policy related to each source of revenue. For example, it appears that you may record revenues from the installation or maintenance of your products. If you have multiple deliverable arrangements, please clarify in your disclosures your accounting for these multiple deliverables. If applicable, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-10 of the Registration Statement to describe the Company’s revenue recognition policy related to installation service contracts. The contracts to design and install geosynthetic containment solutions are accounted for using the percentage of completion method in accordance with ASC 605-35. Installation revenues were $8.2 million, $7.4 million and $9.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 9. Long-Term Debt, page F-25

58.                                 Please disclose whether you were in compliance with your debt covenants during each period presented. If any waivers were required, please disclose when and why. Please disclose the specific terms of any material debt covenants in your debt agreements with any required and actual ratios/amounts. Please also disclose the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No.

Securities and Exchange Commission

October 19, 2011

33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Registration Statement to indicate that it was in compliance with all debt covenants during each period presented.

Senior Notes

59.                                 You issued $150.0 million of 11% senior notes due in May 2012, which you state are registered under the Securities Act of 1933, as amended. Please tell us the name of the entity under which these notes are registered, and tell us what consideration you gave to the financial statement requirements of Rule 3-10 of Regulation S-X.

Response:  The Company acknowledges the Staff’s comment and supplementally advises the Staff that the $150.0 million of 11% Senior Notes due 2012 (the “Senior Notes”) were issued and registered under Gundle/SLT Environmental, Inc., a wholly owned subsidiary of the Company.  In May 2011, the Senior Notes were repaid, along with certain other indebtedness, using a portion of the proceeds from the Senior Secured Credit Facilities.  This repayment in connection with the refinancing is disclosed throughout the Registration Statement, including, but not limited to, within “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Refinancing Transactions; Description of Long-Term Indebtedness” and “ — Quantitative and Qualitative Disclosures About Market Risk,” as well as note 9, “Long-Term Debt,” and note 18, “Subsequent Events,” to the Company’s audited consolidated financial statements.

Prior to the May 2011 refinancing, the payment obligations under the Senior Notes were fully and unconditionally guaranteed by certain of Gundle/SLT Environmental, Inc.’s domestic subsidiaries on a joint and several basis.  As such, Gundle/SLT Environmental, Inc., which had been a Securities and Exchange Commission registrant through 2007, provided the condensed consolidating financial information, as required by Rule 3-10 of Regulation S-X, for each of the applicable guarantors in a footnote to the financial statements included within its periodic reports on Forms 10-Q and 10-K.

With regard to the Company’s assessment of the applicability of this guidance to the financial statements contained within the Registration Statement, the Company considered a number of factors and concluded that such information would have limited, if any, relevance to prospective investors.  Although the Senior Notes were outstanding as of the end of each of the year-end periods presented in the Registration Statement, the Company believes that the guarantor condensed consolidating financial information and footnote disclosure prescribed by Rule 3-10 does not apply in the Company’s

Securities and Exchange Commission

October 19, 2011

circumstances, as the Senior Notes were no longer outstanding, and the associated guarantees no longer existed, as of the filing date of the Registration Statement.  In addition, the Company’s evaluation of the applicability of this rule was triggered by a registration statement under the Securities Act of 1933, as amended, not a periodic reporting requirement under the Securities Exchange Act of 1934, as amended.  Given that 1933 Act filings are generally focused on providing potential investors with relevant information pertaining to a company and its securities offering, it would seem that any information pertaining to guarantors of debt that no longer exists as of the date of the filing would not be relevant.  Additionally, the instructions for preparing the condensed consolidating financial information under Rule 3-10 seem to further highlight the limited relevance of such information.  Specifically, they indicate that the information to be provided about each guarantor should be disclosed on the basis that it would allow “investors to evaluate the sufficiency of the guarantee.”  In the Company’s case, the Company believes that investors would not benefit from the prescribed disclosures, as they would not need to evaluate the sufficiency of guarantees that are no longer in effect.

Furthermore, in connection with its disclosure of the May 2011 refinancing in note 18, “Subsequent Events,” to its audited annual consolidated financial statements, the Company has included forward-looking maturity information for borrowings under the Senior Secured Credit Facilities.  Given the transparency and relevance of these prospective disclosures to potential investors, the Company believes that the inclusion of any guarantor financial information pertaining to the historical debt obligations under the now-repaid Senior Notes would be inconsistent, irrelevant and possibly confusing.

Note 15. Commitments and Contingencies

Litigation and Claims, page F-35

60.                                 You do not expect the resolution of the various legal actions to which you are a party to have a material adverse effect on your financial condition or results of operations. Please expand your disclosures to also address the expected impact on your cash flows.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-38 of the Registration Statement to state that it does not expect the resolution of the various legal actions to which it is a party to have a material adverse effect on its financial condition, results of operations or cash flows.

Note 16. Related Party Transaction

Management Agreement with CHS Management IV LP, page F-35

61.                                 You will pay a one-time cash fee of $3 million concurrently with this offering in connection with the termination of the management services agreement. Please disclose

Securities and Exchange Commission

October 19, 2011

why you are paying a termination fee given that you have completed the initial term of seven years.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 130 and F-39 of the Registration Statement to clarify that the Management Agreement was amended in connection with the Refinancing Transactions on May 27, 2011 and is automatically renewable on a year-to-year basis unless any party gives at least 30 days’ prior written notice of non-renewal.  The Company respectfully advises the Staff that the amendment to the Management Agreement was previously filed as Exhibit 10.3 to the Registration Statement.

Note 17. Segment Information, page F-36

62.                                 Please disclose domestic and foreign revenues, as well as domestic and foreign long-lived assets. If either revenues or long-lived assets attributed to any individual foreign country are material, please also disclose these amounts. Refer to ASC 280-10-50-41.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-42 of the Registration Statement to disclose domestic and foreign revenues, as well as domestic and foreign long-lived assets.  In addition, the Company has revised the disclosure on page F-42 of the Registration Statement to disclose long-lived assets attributed to indidvidual foreign countries.  The Company supplementally advises the Staff that it does not believe that revenues attributed to any individual foreign country are material.

63.                                 You aggregate operating segments which have similar economic characteristics, products, production processes, types or classes of customers and distribution methods into reportable segments. Your reportable segments are North America and International. It appears that the operating segments which compose your International reportable segment are South America, Asia Pacific, Europe & Africa and Middle East. Please tell us how you determined that you met each of the segment aggregation criteria. In doing so, please also include an analysis which demonstrates how you determined these segments have similar economic characteristics. Refer to ASC 280-10-50-1.

Response:  The Company acknowledges the Staff’s comment and is supplementally submitting under separate cover information that is responsive to this comment.  The Company has requested confidential treatment of such information pursuant to the provisions of 17 C.F.R. § 200.83.

Unaudited Financial Statements for the Period Ended March 31, 2011

64.                                 Please address the above comments, as applicable.

Response:  In response to the Staff’s comment, the Company has revised the Registration Statement to address the above comments in its unaudited condensed consolidated

Securities and Exchange Commission

October 19, 2011

financial statements as of and for the three and six months ended June 30, 2011, to the extent applicable.

Item 15. Recent Sales of Unregistered Securities, page II-2.

65.                                 Please disclose, in greater detail, the specific dates and terms of each stock, option or other equity issuance. This should include the number of equity instruments issued, the exercise prices of options issued, and consideration received by you in exchange for the issuance.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages II-2 and II-3 of the Registration Statement to provide, in greater detail, the specific dates and terms of each stock, option or other equity issuance.

Exhibit Index, page II-6

66.                                 Please include all annexes, exhibits, and schedules to each of your credit agreements and guaranty and security agreements. In this regard, we note some of the schedules to your guaranty and security agreements do not appear to be included in the exhibits as filed.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has re-filed Exhibits 10.5 and 10.7, the first lien and second lien guaranty and security agreements, to include all related schedules and has filed Exhibits 10.4 and 10.6, the first lien and second lien credit agreements, with all exhibits and schedules (with certain portions of such schedules omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 406 of the Securities Act), with the Amendment.

*  *  *  *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

Securities and Exchange Commission

October 19, 2011

Sincerely,

/s/ Gerald T. Nowak, P.C.
Gerald T. Nowak, P.C.

cc:	Mark C. Arnold
GSE Holding, Inc.

Theodore A. Peto
Kirkland & Ellis LLP

Colin J. Diamond
White & Case LLP

Jim Westerman
BDO USA, LLP